As filed with the U.S. Securities and Exchange Commission on April 15, 2026

File No. 333-291992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO.1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iShares® Staked Ethereum Trust ETF

SPONSORED BY iSHARES DELAWARE TRUST SPONSOR LLC

(Exact Name of Registrant as Specified in Charter)

Delaware	6221	41-2865343
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o  iShares Delaware Trust Sponsor LLC

400 Howard Street, San Francisco, CA 94105

(415) 670-2000

(Address, including zip code, and telephone number of Registrant’s principal executive offices)

iShares Delaware Trust Sponsor LLC

iShares Product Research & Development

(415) 670-2000

(Name, address, including zip code, and telephone number of agent for service)

With Copies to:

Jason D. Myers, Esq. Jefferey LeMaster, Esq. Tae Ho Cho, Esq. Jesse Overall, Esq. Clifford Chance US LLP 375 9th Avenue New York, NY 10001	Marisa Rolland, Esq. Adithya Attawar, Esq. BlackRock, Inc. 400 Howard Street San Francisco, CA 94105

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☒ (333-291992)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☒

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-291992) of iShares® Staked Ethereum Trust ETF is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part II of the Registration Statement on Form S-1 setting forth the exhibits being added to the Registration Statement, the signature pages to the Registration Statement, and the exhibits. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than the additions to Item 16 of Part II as set forth below, and therefore, the prospectus and the balance of Part II of the Registration Statement have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a)	The following additional exhibits are filed as part of this registration statement:

Exhibit No	Description
10.11	Amended and Restated Staking Addendum to Coinbase Custody Custodial Services Agreement*
24.1	Power of Attorney*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-1 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on April 15, 2026.

iShares Delaware Trust Sponsor LLC Sponsor of iShares Staked Ethereum Trust ETF*

By:	/s/ Jay Jacobs
Jay Jacobs
Director, President and Chief Executive Officer (Principal executive officer)

By:	/s/ Bryan Bowers
Bryan Bowers
Director and Chief Financial Officer (Principal financial and accounting officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Jay Jacobs, Bryan Bowers, Philip Jensen, Peter Landini and Lindsey Haswell and each of them singly, his or her true and lawful attorneys-in-fact with full power to sign on behalf of such person, in the capacities indicated below, any and all amendments to this Registration Statement and any subsequent related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in the name and on behalf of such person, in the capacities indicated below, to enable the Registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission thereunder, hereby ratifying and confirming the signature of such person as it may be signed by said attorneys-in-fact, or any of them, on any and all amendments to this Registration Statement or any such subsequent related registration statement.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities* and on the dates indicated.

Signature	Title	Date

/s/ Jay Jacobs	Director, President and Chief Executive Officer	April 15, 2026
Jay Jacobs	(Principal executive officer)

/s/ Bryan Bowers	Director and Chief Financial Officer	April 15, 2026
Bryan Bowers	(Principal financial and accounting officer)

/s/ Philip Jensen	Director	April 15, 2026
Philip Jensen

/s/ Peter Landini	Director	April 15, 2026
Peter Landini

/s/ Lindsey Haswell	Director	April 15, 2026
Lindsey Haswell

* The Registrant is a trust and the persons are signing in their capacities as officers or directors of iShares Delaware Trust Sponsor LLC, the sponsor of the Registrant.